For the twelve months ended (a) 12/31/96
File #  811-4661


                    SUB - ITEM 77J
         Reclassification of Capital Accounts


Reclassification  of Capital  Accounts:  The  Fund
accounts   for   and   reports  distributions   to
shareholders  in  accordance  with  the   American
Institute   of   Certified   Public   Accountants'
Statement   of   Position   93-2:   Determination,
Disclosure,  and Financial Statement  Presentation
of  Income,  Capital Gain, and Return  of  Capital
Distributions by Investment Companies.  The effect
of   applying  this  statement  was  to   increase
undistributed net investment income by $13,070,032 and decrease accumulated net realized losses on investments by $13,070,032 for foreign currency gains realized or recognized during the year ended
December 31, 1996. Net investment income, net realized gains and net assets were not affected by this change.